Exhibit 99.81

FIRST PHOSPHATE CORP.

FIRST PHOSPHATE CORP.

Annual Financial Statements

February 28, 2026 and 2025

(Expressed in Canadian Dollars)

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FIRST PHOSPHATE CORP.

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INDEPENDENT AUDITOR’S REPORT

To the Shareholders of

First Phosphate Corp.

Opinion

We have audited the accompanying financial statements of First Phosphate Corp. (the “Company”), which comprise the statements of financial position as at February 28, 2026 and 2025, and the statements of loss and comprehensive loss, changes in shareholders’ equity, and cash flows for the years then ended, and notes to the financial statements, including material accounting policy information.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at February 28, 2026 and 2025, and its financial performance and its cash flows for the years then ended in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board (“IFRS Accounting Standards”).

Basis for Opinion

We conducted our audit in accordance with Canadian generally accepted auditing standards. Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are independent of the Company in accordance with the ethical requirements that are relevant to our audit of the financial statements in Canada, and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained in our audit is sufficient and appropriate to provide a basis for our opinion.

Key Audit Matters

Key audit matters are those matters that, in our professional judgment, were of most significance in our audit of the financial statements of the current year. These matters were addressed in the context of our audit of the financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters.

We have determined that there are no key audit matters to communicate in our auditor’s report.

Other Information

Management is responsible for the other information. The other information obtained at the date of this auditor's report includes Management’s Discussion and Analysis.

Our opinion on the financial statements does not cover the other information and we do not express any form of assurance conclusion thereon.

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In connection with our audit of the financial statements, our responsibility is to read the other information and, in doing so, consider whether the other information is materially inconsistent with the financial statements or our knowledge obtained in the audit, or otherwise appears to be materially misstated.

We obtained Management’s Discussion and Analysis prior to the date of this auditor’s report. If, based on the work we have performed, we conclude that there is a material misstatement of this other information, we are required to report that fact. We have nothing to report in this regard.

Responsibilities of Management and Those Charged with Governance for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with IFRS Accounting Standards, and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is responsible for assessing the Company's ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Company or to cease operations, or has no realistic alternative but to do so.

Those charged with governance are responsible for overseeing the Company's financial reporting process.

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with Canadian generally accepted auditing standards will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these financial statements.

As part of an audit in accordance with Canadian generally accepted auditing standards, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

●	Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

●	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control.

●	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.

●	Conclude on the appropriateness of management's use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Company's ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor's report to the related disclosures in the financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor's report. However, future events or conditions may cause the Company to cease to continue as a going concern.

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●	Evaluate the overall presentation, structure and content of the financial statements, including the disclosures, and whether the financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

From the matters communicated with those charged with governance, we determine those matters that were of most significance in the audit of the financial statements of the current year and are therefore the key audit matters. We describe these matters in our auditor’s report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

The engagement partner on the audit resulting in this independent auditor’s report is Daniel Nathan.

Chartered Professional Accountants	Vancouver, Canada

June 29, 2026

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FIRST PHOSPHATE CORP.

STATEMENTS OF FINANCIAL POSITION

(Expressed in Canadian Dollars)

AS AT

	February 28,
	2026	2025
	$	$
Assets
Current Assets
Cash and cash equivalents (note 5)	20,190,457	1,873,550
Restricted cash (note 5)	40,000	35,000
Amounts receivable	101,042	—
Tax credits/grants receivable (note 21)	3,348,184	1,292,291
Prepaid expenses (note 6)	1,093,593	159,445
Prepaid financing expense (note 9)	—	332,578
	24,773,276	3,692,864
Non-Current Assets
Investments (note 7)	169,960	168,174
Exploration and evaluation assets (note 8)	3,591,734	3,591,734
Right-of-use assets (note 10)	120,140	—
	3,881,834	3,759,908

Total Assets	28,655,110	7,452,772

Liabilities and Shareholders’ Equity
Current Liabilities
Accounts payable and accrued liabilities	2,883,651	342,964
Lease liabilities (note 11)	38,878	—
Flow-through share premium liability (note 12)	182,800	718,477
	3,105,329	1,061,441
Non-current Liabilities
Lease liabilities (note 11)	60,451	—
Bridge loan (note 13)	726,213	—
	786,664	—

Total Liabilities	3,891,993	1,061,441

Shareholders’ Equity
Capital stock (note 14)	72,806,008	30,657,018
Shares to be issued (note 22(a))	100,126
Contributed surplus (note 14)	4,874,790	5,309,401
Deficit	(53,017,807)	(29,575,088)
Total Shareholders’ Equity	24,763,117	6,391,331

Total Liabilities and Shareholders’ Equity	28,655,110	7,452,772

Nature of operations (note 1)
Going concern (note 2)
Subsequent events (note 23)

Approved and authorized by the Board of Directors on June 29, 2026.

“BENNETT KURTZ”	“JOHN PASSALACQUA”

Director	Director

The accompanying notes are an integral part of these financial statements.

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FIRST PHOSPHATE CORP.

STATEMENTS OF LOSS AND COMPREHENSIVE LOSS

(Expressed in Canadian Dollars)

	For the year ended February 28,
	2026	2025
	$	$
Expenses
Mining exploration and metallurgy expense (note 8)	16,206,984	3,939,800
Share based compensation (notes 14 and 16)	3,318,721	2,496,911
Business development	1,891,485	677,042
Professional fees	783,397	547,328
Research and development	998,342	471,270
General and administrative (note 15)	1,208,325	234,686
Regulatory and compliance	183,649	161,112
Depreciation expense	13,477	—
Total expenses	(24,604,380)	(8,528,149)

Other income/(expenses)
Interest income	256,504	136,788
Interest expense on leases (note 11)	(757)	—
Financing expense (note 9)	(332,578)	(399,095)
Gain on amortization of flow-through share	1,258,391	1,177,421
premium liability (note 12)
Foreign currency translation gain (note 7 and 13)	2,146	9,520
Flow-through (Part XII.6) tax and penalties (note 12)	(22,045)	(49,565)
Unrealized gain on investments (note 7)	—	25,666
Net loss and comprehensive loss	(23,442,719)	(7,627,414)

Loss per common share – basic and diluted	(0.21)	(0.10)

Weighted average number of common shares outstanding – basic and diluted	114,281,725	77,530,286

The accompanying notes are an integral part of these financial statements

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FIRST PHOSPHATE CORP.

STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

For the years ended February 28, 2026 and 2025

(Expressed in Canadian Dollars)

	Common Shares
	Number of Shares	Amount $	Contributed Surplus $	Shares to be issued $	Deficit $	Total $
Balance, February 29, 2024	73,786,772	26,342,634	4,917,414	—	(21,947,674)	9,312,374
Shares issued	7,701,312	2,695,459	—	—	—	2,695,459
Shares issued for exploration activities	774,389	203,597	—	—	—	203,597
Flow-through share premium liability	—	(744,846)	—	—	—	(744,846)
Share issuance costs	—	(57,737)	—	—	—	(57,737)
Share based compensation	—	—	2,496,911	—	—	2,496,911
Warrants issued for finders' fees	—	(11,400)	11,400	—	—	—
Residual value of warrants in units issued	—	(25,286)	25,286	—	—	—
Shares issued for acquisition of exploration and evaluation assets	200,000	34,000	—	—	—	34,000
Shares issued for finders’ fees	230,948	57,737	—	—	—	57,737
Shares issued upon exercise of restricted share units	7,170,796	2,141,610	(2,141,610)	—	—	—
Shares issued for settlement of accounts payable	83,334	21,250	—	—	—	21,250
Net loss and comprehensive loss for the year	—	—	—	—	(7,627,414)	(7,627,414)
Balance, February 28, 2025	89,947,551	30,657,018	5,309,401	—	(29,575,088)	6,391,331
Shares issued	57,222,975	29,366,528	—	—	—	29,366,528
Shares issued for exploration activities	240,132	252,139	—	—	—	252,139
Shares to be issued for exploration activities	—	—	—	100,126	—	100,126
Flow-through share premium liability	—	(722,714)	—	—	—	(722,714)
Residual value of warrants in units issued	—	(189,269)	189,269	—	—	—
Share issuance costs	—	(1,568,451)	—	—	—	(1,568,451)
Shares issued for finders’ fees	2,423,220	1,177,690	—	—	—	1,177,690
Warrants issued for finders' fees	—	—	254,061	—	—	254,061
Share based compensation	—	—	3,318,721	—	—	3,318,721
Warrants exercised	17,021,559	9,123,902	(607,496)	—	—	8,516,406
Options exercised	3,750,000	1,855,300	(735,301)	—	—	1,119,999
Shares issued upon exercise of restricted share units	6,593,575	2,853,865	(2,853,865)	—	—	—
Net loss and comprehensive loss for the year	—	—	—	—	(23,442,719)	(23,442,719)
Balance, February 28, 2026	177,199,011	72,806,008	4,874,790	100,126	(53,017,807)	24,763,117

The accompanying notes are an integral part of these financial statements

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FIRST PHOSPHATE CORP.

STATEMENTS OF CASH FLOWS

(Expressed in Canadian Dollars)

	For the year ended
	February 28,
	2026	2025
	$	$
Operating Activities
Net loss for the year	(23,442,719)	(7,627,414)
Non-cash items:
Share based compensation	3,318,721	2,496,911
Financing expense	332,578	399,095
Shares issued for exploration activities	252,139	203,597
Shares to be issued for exploration activities	100,126	—
Depreciation	13,477	—
Lease interest	757	—
Interest on financial liability	993	—
Foreign currency translation gain	(2,146)	(9,520)
Gain on amortization of flow-through share premium liability	(1,258,391)	(1,177,421)
Loss (gain) on investments measured at fair value through profit or loss	—	(25,666)
Changes in non-cash working capital items:
Amounts receivable	(101,042)	593,351
Tax credits/grants receivable	(2,055,893)	(1,244,955)
Prepaid expenses	(934,148)	251,993
Accounts payable and accrued liabilities	2,540,687	(2,168,118)
Restricted cash	(5,000)	(10,000)
Net cash used in operating activities	(21,239,861)	(8,318,147)

Financing Activities
Proceeds from issuance of shares and warrants	29,366,528	2,695,459
Share issuance costs	(136,700)	—
Proceeds from exercise of warrants	8,516,406	—
Proceeds from exercise of options	1,119,999	—
Payment of lease liabilities	(8,302)	—
Proceeds from bridge loan	725,580	—
Net cash provided by financing activities	39,583,511	2,695,459

Investing Activities
Payment on ROU assets	(26,743)	—
Net cash provided by financing activities	(26,743)	—
Net increase (decrease) in cash for the year	18,316,907	(5,622,688)
Cash and cash equivalents, beginning of the year	1,873,550	7,496,238
Cash and cash equivalents, end of the year	20,190,457	1,873,550

Supplemental cash flow information
Recognition of flow-through share premium liability	722,714	744,846
Recognition of right-of-use assets	103,414	—
Shares issued for exploration and evaluation assets	—	34,000
Shares issued for settlement of accounts payable	—	21,250
Shares issued upon exercise of RSUs	2,853,865	2,141,610
Shares issued for finders’ fees	1,177,690	57,737
Warrants issued for finders’ fees	254,061	11,400
Residual value of warrants issued as part of units	189,269	25,286
Transfer of contributed surplus upon warrant exercise	607,496	—
Transfer of contributed surplus upon option exercise	735,301	—

The Company paid $22,045 in taxes and $1,169 in interest in the year ended February 28, 2026 (2025 - $39,697 and $10,378).

The Company received $155,461 in interest income in the year ended February 28, 2026 (2025 - $136,788).

The accompanying notes are an integral part of these financial statements.

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FIRST PHOSPHATE CORP.

Notes to the Financial Statements

February 28, 2026 and 2025

(Expressed in Canadian Dollars)

1.	Nature of Operations

First Phosphate Corp. (the “Company”) was incorporated in British Columbia on September 18, 2006. On June 29, 2022 the Company filed articles of amendment with the Province of British Columbia changing its name from First Potash Corp. to First Phosphate Corp. The Company owns and is developing igneous rock phosphate mineral properties in the Saguenay Region of Quebec for the production of cathode active material (“CAM”) for the Lithium Iron Phosphate (“LPF”) battery industry.

The Company’s common shares are listed under the symbol “PHOS” on the Canadian Securities Exchange, “FRSPF” on the OTC Pink Market and “KD0” on the Frankfurt Stock Exchange. On February 12, 2026, the Company launched a Level 1 American Depositary Receipt (“ADR”) program trading on the OTCQX market under the symbol "FPHOY," with each ADR representing ten common shares.

The address of the Company’s corporate office and registered and records office is 1055 West Georgia Street, 1500 Royal Centre, P.O. Box 11117, Vancouver, British Columbia, V6E 4N7.

2.	Going Concern

These financial statements have been prepared under IFRS Accounting Standards as issued by the International Accounting Standards Board (the “IASB”) applicable to a going concern, which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of operations for the foreseeable future. Given the current stage of operations, the Company’s ability to continue as a going concern is contingent on its ability to obtain additional financing. While the Company has been successful in arranging financing in the past, the success of such initiatives cannot be assured. As of February 28, 2026, the Company has raised adequate financing that is sufficient to sustain operations for the next twelve months. Accordingly, the financial statements do not give effect to any adjustments that may be necessary should the Company be unable to continue as a going concern and, therefore, be required to realize its assets and liquidate its liabilities in other than the normal course of operations and at amounts which may differ from those shown in these financial statements. Such adjustments could be material.

These financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern. Such adjustments could be material.

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FIRST PHOSPHATE CORP.

Notes to the Financial Statements

February 28, 2026 and 2025

(Expressed in Canadian Dollars)

3.	Basis of Presentation

(a)	Statement of compliance

These financial statements have been prepared in accordance with IFRS Accounting Standards as issued by the IASB.

These financial statements have been prepared on a historical cost basis, except for financial instruments classified as financial instruments at fair value through profit or loss (“FVTPL”) which are stated at their fair value. In addition, these financial statements have been prepared using the accrual basis of accounting, except for cash flow information.

These financial statements were authorized for issue by the Board of Directors on June 29, 2026.

(b)	Functional and presentation currency

These financial statements are presented in Canadian dollars, which is also the functional currency of the Company, unless otherwise stated.

(c)	Critical accounting judgements and estimates

In preparing these financial statements, management makes judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expense. Actual results may differ from these estimates.

Critical judgments in applying accounting policies

Information about critical judgments in applying accounting policies that have the most significant risk of causing material adjustment to the carrying amounts of assets and liabilities recognized in the financial statements within the next financial year are discussed below:

Income tax

Tax provisions are based on enacted or substantively enacted laws. Changes in those laws could affect amounts recognized in profit or loss both in the period of change, which would include any impact on cumulative provisions, and in future periods. Deferred tax assets (if any) are recognized only to the extent it is considered probable that those assets will be recoverable. This involves an assessment of when those deferred tax assets are likely to reverse and a judgment as to whether or not there will be sufficient taxable profits available to offset the tax assets when they do reverse. This requires assumptions regarding future profitability and is therefore inherently uncertain. To the extent assumptions regarding future profitability change, there can be an increase or decrease in the amounts recognized in respect of deferred tax assets as well as the amounts recognized in profit or loss in the period in which the change occurs.

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FIRST PHOSPHATE CORP.

Notes to the Financial Statements

February 28, 2026 and 2025

(Expressed in Canadian Dollars)

Impairment of exploration and evaluation assets

The application of the Company’s accounting policy for exploration and evaluation expenditure and impairment of the capitalized expenditures requires judgment in determining whether it is likely that future economic benefits will flow to the Company, which may be based on assumptions about future events or circumstances. Estimates and assumptions made may change if new information becomes available. If, after expenditure is capitalized, information becomes available suggesting that the recovery of expenditure is unlikely, the amount capitalized is written off in net loss in the year the new information becomes available.

Fair value of financial liabilities

Lease liabilities are measured at the present value of the lease payments over the lease term. Management applies judgment in determining the lease term — in particular, whether the Company is reasonably certain to exercise renewal or termination options — and in estimating the incremental borrowing rate used to discount the payments. These judgments affect the carrying amount of both the lease liability and the related right-of-use asset.

The bridge loan is expected to be settled on occurrence of a specified repayment event. Management applies judgment in estimating the likelihood and expected timing of settlement, which depends on assumptions about future production decisions that are inherently uncertain.

Changes in these judgments could result in a material adjustment to the carrying amounts of the liabilities and a corresponding adjustment to profit or loss in the period in which the change occurs.

Ability to continue as a going concern

The Company applies judgment in assessing whether material uncertainties exist that would cause doubt as to whether the Company could continue as a going concern.

Key sources of estimation uncertainty

The following are key assumptions concerning the future and other key sources of estimation uncertainty that have a significant risk of resulting in material adjustments to the financial statements.

Valuation of share-based payments

The Company uses the Black-Scholes Option Pricing Model for valuation of share purchase options and broker’s warrants granted. Option pricing models require the input of subjective assumptions including expected share price, price volatility, dividend yield and forfeiture rate. The stock-based compensation recognized for RSU’s is determined based on management’s grant date estimate of the forfeitures that are expected to occur over the life of the RSUs. Changes in the input assumptions can materially impact fair value estimates and the Company’s comprehensive loss and equity reserves.

The Company applies judgement in determining the value of common shares issued for non-cash consideration which cannot be reliably measured. In determining the fair value of the common shares, management estimated the fair value of the common shares by reference to the price of the common shares issued for cash approximately around the time of the issue of the common shares as management believe that this was the most reliable measure. This judgement requires management to make various assumptions and estimates which are susceptible to uncertainty.

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FIRST PHOSPHATE CORP.

Notes to the Financial Statements

February 28, 2026 and 2025

(Expressed in Canadian Dollars)

4.	Material Accounting Policy Information

The financial statements of the Company have been prepared in accordance with IFRS Accounting Standards as issued by the IASB and reflect the following material accounting policy information:

Financial instruments

Recognition

The Company recognizes financial assets and financial liabilities on the date the Company becomes a party to the contractual provisions of the instruments.

Classification

The Company classifies its financial assets and financial liabilities in the following measurement categories:

(i)    those to be measured subsequently at fair value, either through other comprehensive income (“FVTOCI”), or profit and loss (“ FVTPL”); and

(ii)   those to be measured at amortized cost.

The classification of financial assets depends on the business model for managing the financial assets and the contractual terms of the cash flows. Financial liabilities are classified as those to be measured at amortized costunless they are designated as those to be measured subsequently at fair value through profit or loss (an irrevocable election at the time of recognition). For assets and liabilities measured at fair value, gains and losses are either recorded in profit or loss or other comprehensive income or loss.

The Company reclassifies financial assets when and only when its business model for managing those assets changes. Financial liabilities are not reclassified. The Company has implemented the following classifications:

Financial Instrument	Classification
Cash and cash equivalents	FVTPL
Investments	FVTPL
Restricted cash	Amortized cost
Accounts payable	Amortized cost
Lease liabilities	Amortized cost
Bridge loan	Amortized cost

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FIRST PHOSPHATE CORP.

Notes to the Financial Statements

February 28, 2026 and 2025

(Expressed in Canadian Dollars)

Measurement

All financial instruments are required to be measured at fair value on initial recognition, plus, in case of a financial asset or financial liability not at fair value through profit or loss, transaction costs that are directly attributable to the acquisition or issue of the financial asset or financial liability. The Company measures its financial instruments as below. See Note 17 for additional information on the classification of the Company’s financial instruments.

Impairment

Financial assets are assessed at each reporting date to determine whether there is objective evidence that they are impaired. A financial asset is impaired if objective evidence indicates a loss event has occurred after the initial recognition of the asset and the loss event had a negative effect on the estimated future cash flows of the asset that can be estimated reliably.

The Company assesses all information available, including on a forward-looking basis, the expected credit losses associated with its assets carried at amortized cost. The impairment methodology applied depends on whether there has been a significant increase in credit risk. To assess whether there is a significant increase in credit risk, the Company compares the risk of a default occurring on the asset as the reporting date, with the risk of default as at the date of initial recognition, based on all information available, and reasonable and supportive forward-looking information.

Basic and diluted loss per share

Basic loss per share is computed by dividing the loss for the year by the weighted average number of common shares outstanding during the year. For diluted per share computations, assumptions are made regarding potentialcommon shares outstanding during the year. The weighted average number of common shares is increased to include the number of additional common shares that would be outstanding if, at the beginning of the year, or attime of issuance, if later, all options and warrants are exercised. Proceeds from exercise are used to purchase theCompany’s common shares at their average market price during the year, thereby reducing the weighted average number of common shares outstanding. If these computations prove to be anti-dilutive, diluted loss per share is the same as basic loss per share.

Prepaid financing expenses

Financing expenses for loans that are likely to be drawn down are deferred (together with any incremental costs) and recognized as an adjustment to the effective interest rate on the loan. When it is unlikely that a loan will be drawn down, the prepaid financing expenses are deferred and recognized in profit or loss over the commitment period of the related loan on a straight-line basis. If at the end of the commitment period, the full amount of prepaid financing expense hasn’t been recognized as an adjustment to the effective interest rate on the loan, the remaining deferred portion is recognized in profit or loss.

Income taxes

Income tax expense is comprised of current and deferred tax. Current tax and deferred tax are recognized in net income or loss except to the extent that it relates to a business combination or items recognized directly in equity or in other comprehensive income or loss.

Current taxes are recognized for the estimated income taxes payable or receivable on taxable income or loss for the current year and any adjustment to income taxes payable in respect of previous years.

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FIRST PHOSPHATE CORP.

Notes to the Financial Statements

February 28, 2026 and 2025

(Expressed in Canadian Dollars)

Current taxes are determined using tax rates and tax laws that have been enacted or substantively enacted by the year end date.

Deferred tax assets and liabilities are recognized where the carrying amount of an asset or liability differs from its tax base, except for taxable temporary differences arising on the initial recognition of goodwill and temporary differences arising on the initial recognition of an asset or liability in a transaction which is not a business combination and at the time of the transaction affects neither accounting nor taxable income or loss.

Recognition of deferred tax assets for unused tax losses, tax credits and deductible temporary differences is restricted to those instances where it is probable that future taxable income will be available against which the deferred tax asset can be utilized. At the end of each reporting period the Company reassesses unrecognized deferred tax assets. The Company recognizes a previously unrecognized deferred tax asset to the extent that it has become probable that future taxable income will allow the deferred tax asset to be recovered.

Share based payments

The Company grants stock options to buy common shares of the Company to directors, officers, employees and service providers. The Company recognizes share-based compensation expense based on the estimated fair value of the options. A fair value measurement is made for each vesting installment within each option grant and is determined using the Black-Scholes option-pricing model. The fair value of the options is recognized over the vesting period of the options granted as both share-based compensation expense and reserves. This includes a forfeiture estimate, which is revised for actual forfeitures in subsequent periods. The reserves account is subsequently reduced if the options are exercised, and the amount initially recorded is then credited to capital stock.

In situations where equity instruments are issued to non-employees and some or all the goods or services received by the entity as consideration cannot be specifically identified, they are measured at fair value of the share-based payment. Otherwise, share-based payments are measured at the fair value of goods or services received.

The Company grants restricted stock units (“RSUs”) to buy common shares of the Company to directors, officers and consultants. The Company recognizes share-based compensation expense based on the fair value of the RSUs with reference to the closing trading price of its common stock on the grant date. The fair value is recognized over the vesting period of the RSUs granted as both share-based compensation expense and contributed surplus. The contributed surplus account is subsequently reduced if the RSUs are exercised, and the amount initially recorded is then credited to common shares.

Tax credits recoverable

The Company is entitled to a refundable tax credit on qualified exploration expenditures incurred and refundable credit on duties for losses under the Mining Tax Act. These tax credits are recognized as a reduction of the exploration costs incurred when there is reasonable assurance these credits will be realized. During the year ended February 28, 2026, the Company received $1,244,955 in refundable tax credits (2025 - $544,256).

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FIRST PHOSPHATE CORP.

Notes to the Financial Statements

February 28, 2026 and 2025

(Expressed in Canadian Dollars)

Unit offerings

Proceeds from unit placements are allocated between shares and warrants issued using the residual method. Proceeds are first allocated to shares according to the quoted price of existing shares at the time of issuance and any residual in the proceeds is allocated to warrants.

Flow-through placements

Resource expenditure deductions for income tax purposes related to exploratory activities funded by flow-through share arrangements are renounced to investors in accordance with income tax legislation. Pursuant to the terms of the flow-through share agreements, these shares transfer the tax deductibility of qualifying resource expenditures to investors. On issuance, the Company bifurcates the flow-through share into i) a flow-through share premium, equal to the estimated premium, if any, investors pay for the flow-through feature, which is recognized as an other liability, and ii) share capital. Upon expenses being incurred, the Company derecognizes the other liability and recognizes a deferred tax liability for the amount of tax reduction renounced to the shareholders. The premium is recognized as other income and the related deferred tax is recognized as a tax provision.

Proceeds received from the issuance of flow-through shares are restricted to be used only for Canadian resource property exploration expenditures within a two-year period. The Company may also be subject to Part XII.6 tax on flow-through proceeds renounced under the look-back rule, in accordance with Government of Canada flow-through regulations. When applicable, this tax is accrued as a financing expense until qualifying expenditures are incurred.

Comprehensive income (loss)

Comprehensive income (loss) is the change in the Company’s equity that results from transactions and events other than the Company’s shareholders. Gains and losses that would otherwise be recorded as part of net earnings is presented in other comprehensive income until it is considered appropriate to recognize into net income. Comprehensive income (loss) consists of net income (loss) and other comprehensive income (loss)and represents the change in shareholders’ equity which results from transactions and events from sources other than the Company’s shareholders. For the years presented, net loss is the same as comprehensive loss.

Exploration and evaluation assets

Exploration and evaluation activities involve the search for minerals, the determination of technical feasibility and the assessment of commercial viability of an identified resource.

Costs incurred before the Company has obtained the legal rights to explore an area are expensed in the year in which they are incurred. Once the legal right to explore a property has been acquired, costs directly related to acquisition are recognized and capitalized. Subsequent exploration and evaluation expenditures are expensed as incurred. These direct expenditures include such costs as materials used, surveying costs, drilling costs, payments made to contractors and depreciation on plant and equipment during the exploration phase, and are presented net of any related tax credits or government grants. Costs not directly attributable to exploration and evaluation activities, including general administrative overhead costs, are also expensed as incurred.

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FIRST PHOSPHATE CORP.

Notes to the Financial Statements

February 28, 2026 and 2025

(Expressed in Canadian Dollars)

Mineral property acquisition costs and exploration and evaluation expenditures are recorded at cost. When shares are issued as part of mineral property acquisition costs, they are valued at the closing share price on the date of issuance unless the fair value of goods or services received is determinable. When the Company acquires property under an option or joint venture agreement and the payments for it are made at the sole discretion of the Company, the property acquired is recorded upon payment.

Once the technical feasibility and commercial viability of extracting the mineral resource has been determined, the property is considered to be a mine under development and is classified as ‘mine under construction’. Exploration and evaluation assets are tested for impairment before the assets are transferred to development properties.

When a project is deemed to no longer have commercially viable prospects to the Company, exploration and evaluation expenditures in respect of that project are deemed to be impaired. As a result, those exploration and evaluation expenditure costs, in excess of estimated recoveries, are written off to profit or loss. The Company assesses exploration and evaluation assets for impairment at least annually and when facts and circumstances suggest that the carrying amount of an asset may exceed its recoverable amount. The recoverable amount is the higher of the asset’s fair value less costs to sell and value in use.

Decommissioning obligations

An obligation to incur decommissioning and site rehabilitation costs occurs when environmental disturbance is caused by exploration, evaluation, development or ongoing production. Decommissioning and site rehabilitation costs arising from the installation of plant and other site preparation work, discounted to their net present value, are provided when the obligation to incur such costs arises and are capitalized into the cost of the related asset. These costs are charged against operations through depreciation of the asset and unwinding of the discount on the provision. Depreciation is included in operating costs while the unwinding of the discount is included as a financing cost. Changes in the measurement of a liability relating to the decommissioning or site rehabilitation of plant and other site preparation work are added to, or deducted from, the cost of the related asset. The costs for the restoration of site damage, which arises during production, are provided at their net present values and charged against operations as extraction progresses. Changes in the measurement of a liability, which arises during production, are charged against operating profit. The discount rate used to measure the net present value of the obligations is the pre-tax rate that reflects the current market assessment of the time value of money and the risks specific to the obligation.

For the years presented, the Company does not have any decommissioning obligations.

Provisions

Provisions are recognized when present legal and constructive obligations as a result of a past event will likely lead to an outflow of economic resources from the Company and amounts can be estimated reliably. Timing or amount of the outflow may still be uncertain. Provisions are measured at the estimated expenditure required to settle the present obligation, based on the most reliable evidence available at the reporting date, including the risks and uncertainties associated with the present obligation. Provisions are discounted when the time value of money is significant. All provisions are reviewed at each reporting date and adjusted to reflect the current best estimate.

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FIRST PHOSPHATE CORP.

Notes to the Financial Statements

February 28, 2026 and 2025

(Expressed in Canadian Dollars)

Leases

The Company recognizes a right-of-use (ROU) asset and a corresponding lease liability for all leases at the commencement date, except for those qualifying for the short-term or low-value exemptions.

The lease liability is initially measured at the present value of lease payments not yet made at the commencement date, discounted using the interest rate implicit in the lease. Where that rate cannot be readily determined, the Company's incremental borrowing rate is used. Subsequently, the lease liability is measured using the effective interest method, increased by the accretion of interest and reduced by lease payments made. It is remeasured when there is a change in future lease payments resulting from a change in index or rate, a change in the Company's assessment of whether it will exercise a purchase, extension, or termination option, or a lease modification.

The ROU assets are initially measured at cost, comprising the initial measurement of the lease liability, lease payments made at or before the commencement date, less any lease incentives received, and initial direct costs incurred. The ROU asset is subsequently measured at cost less accumulated depreciation and any accumulated impairment losses. Depreciation is calculated on a straight-line basis over the shorter of the useful life of the asset or the lease term. Where a purchase option is reasonably certain to be exercised, the ROU asset is depreciated over the useful life of the underlying asset.

Government grants

The Company recognizes government grants when there is reasonable assurance that the entity will comply with the conditions attached to the grant and that the grant will be received.

Government grants related to income are recognized in profit or loss on a systematic basis over the periods in which the entity recognizes the related expenses for which the grant is intended to compensate. Such grants are presented as a deduction from the related expenses in the statement of profit or loss.

Government grants related to the acquisition or construction of assets are recorded as a deduction from the carrying amount of the related asset. The grant is recognized in profit or loss over the life of the depreciable asset as a reduced depreciation expense. This reflects the matching of the grant benefit with the cost of the asset over time.

If a government grant becomes repayable, it is accounted for as a change in estimate and recognized as a liability in the period in which the repayment obligation arises.

Bridge Loan

The Company recognizes advances received that include a contractual obligation to repay cash (with interest) contingent on future events as financial liabilities (“bridge loans”) in accordance with IFRS 9 and IAS 32.

Such liabilities are initially recognized at fair value and subsequently measured at amortized cost using the effective interest method, with interest expense recognized in profit or loss.

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FIRST PHOSPHATE CORP.

Notes to the Financial Statements

February 28, 2026 and 2025

(Expressed in Canadian Dollars)

Where denominated in a foreign currency, the liability is retranslated at each reporting date, with foreign exchange differences recognized in profit or loss.

If the obligation is subsequently settled through the provision of goods or services, the financial liability is derecognized and reclassified as a contract liability, with any resulting difference recognized in profit or loss.

Accounting pronouncements adopted in the year

The Company did not adopt any new or amended IFRS Accounting Standards during the year that had a material effect on the disclosures or amounts recognized in these financial statements.

Pending accounting pronouncements

The below amendment to IFRS Accounting Standards and Interpretations issued by the IASB is to be effective for annual reporting periods beginning on or after January 1, 2027. The Company has not yet determined the impact of this standard on its financial statements.

IFRS 18: Presentation and Disclosure in the Financial Statements.

In April 2024, IASB issued IFRS 18 Presentation and Disclosure in Financial Statements replacing IAS 1 Presentation of Financial Statements as the primary source of requirements in IFRS Accounting Standards for financial statement presentation.

This standard introduces:

- three defined categories for income and expenses (operating, investing and financing) and requiring companies to provide new defined subtotals, including operating profit;

- enhanced transparency of management-defined performance measures requiring companies to disclose explanations of those company-specific measures related to the statement of loss and comprehensive loss; and

- enhanced guidance on how information is aggregated in the financial statements, including guidance on whether information is included in the financial statements or is included in the notes.

IFRS 18 is effective for annual reporting periods beginning on or after January 1, 2027, with early adoption permitted, and is to be applied retrospectively for comparative periods. The Company has not yet determined the impact of this standard on its financial statements.

5.	Cash and Cash Equivalents and Restricted Cash

Cash and cash equivalents includes cash held at the bank of $10,690,457 (2025 - $473,550) and investments in guaranteed investment certificates (“GIC”) of $9,500,000 (2025 - $1,400,000) which comprises of one-year cashable term GICs earning interest of 2.45% to 2.95% per annum.

Restricted cash is comprised of a $40,000 investment in a GIC (2025 - $35,000). The GIC is a one-year cashable term with a maturity date of August 25, 2026, earning interest at 2.50% per annum. The GIC is held as collateral for credit cards issued to officers of the Company.

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FIRST PHOSPHATE CORP.

Notes to the Financial Statements

February 28, 2026 and 2025

(Expressed in Canadian Dollars)

6.	Prepaid Expenses

Prepaid expenses are comprised of the following:
	2026	2025
	$	$
Expenses paid in advance:
Business development	457,810	104,450
Mining exploration and metallurgy	64,825	32,000
Professional fees	198,703	3,333
General administrative expenses	300,866	5,148
Regulatory and compliance expenses	71,389	14,514
Total	1,093,593	159,445

7.	Investments

On January 10, 2023, the Company entered into an investment and licensing option agreement (the “IPL Agreement”) with IPL under the terms of which the Company acquired 7,386 IPL shares for £50,000 ($83,060). Under the terms of the IPL Agreement, IPL granted an option to acquire a license to use IPL technology in a facility of a production capacity of up to 1,000-tonnes of LFP CAM for a further payment of £950,000. IPL also granted the Company another option to acquire, for an additional upfront payment of £1,000,000, a license to use IPL technology in a facility of a production capacity beyond 1,000-tonnes. The Company is committed to a 1.5% royalty per kilogram of LFP CAM sold from a facility that uses IPL technology.

A continuity of investments is as follows:	$
Balance, February 29, 2024	132,988
Gain on foreign currency translation	9,520
Gain on fair value	25,666
Balance, February 28, 2025	168,174
Balance, February 28, 2025	168,174
Gain on foreign currency translation	1,786
Balance, February 28, 2026	169,960

On February 15, 2024 the Company entered into an agreement with IPL for the joint development of an iron phosphate production technology which will serve as a precursor to making CAM, manganese phosphate and iron manganese phosphate. To support the development, the Company paid USD $250,000 to IPL. This was presented as research and development expenses in the statement of loss and comprehensive loss in fiscal year 2025.

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FIRST PHOSPHATE CORP.

Notes to the Financial Statements

February 28, 2026 and 2025

(Expressed in Canadian Dollars)

8.	Exploration and Evaluation Assets

The following details the changes in exploration and evaluation assets in the Saguenay Region of Quebec for the two years ended February 28, 2026:

	Lac`a	Begin- Lamarche
	l'Orignal	flagship area
	(a)	(b)	Total
	$	$	$
Balance as at February 29, 2024	3,270,709	287,025	3,557,734
Acquisition costs	—	34,000	34,000
Balance as at February 28, 2025	3,270,709	321,025	3,591,734
Acquisition costs	—	—	—
Balance as of February 28, 2026	3,270,709	321,025	3,591,734

The Company expenses non-acquisition exploration and evaluation expenditures to profit and loss. This is presented as mining exploration and metallurgy in the statement of loss and comprehensive loss. The following table details such expenses:

	Lac `a l'Orignal	Begin-Lamarche flagship area
	(a) $	(b) $	Total $
Consulting	80,000	154,970	234,970
Survey, drilling & geophysics	1,960	5,295,700	5,297,660
Metallurgical testing	—	197,384	197,384
TCRR mining tax credits	(158,703)	(1,631,511)	(1,790,214)
Expense for the year ended February 28, 2025	(76,743)	4,016,543	3,939,800

Consulting	—	442,856	442,856
Survey, drilling & geophysics	—	17,109,718	17,109,718
Metallurgical testing	—	818,969	818,969
TCRR mining tax credits	—	(1,792,479)	(1,792,479)
Government grants received	—	(372,080)	(372,080)
Expense for the year ended February 28, 2026	—	16,206,984	16,206,984

(a)	Lac `a l'Orignal

The Lac `a l'Orignal properties consist of a series of staked claims and claims acquired under various option agreements. All of the claims are 100% owned by the Company, are free of net smelter royalties and are in good standing. This property is in the exploration stage.

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FIRST PHOSPHATE CORP.

Notes to the Financial Statements

February 28, 2026 and 2025

(Expressed in Canadian Dollars)

(b)	Begin-Lamarche flagship area

The Begin-Lamarche properties consist of a series of staked claims and claims acquired under various option agreements. All of the claims are 100% owned by the Company, are free of net smelter royalties and are in good standing. This property is in the exploration stage.

9.	Prepaid Financing Expense

On December 29, 2023, the Company entered into a credit facility (the “Credit Facility”) with members of its management team and board of directors to establish a revolving credit facility of $2,100,000 until December 29, 2025. The Company issued 5,250,000 share purchase warrants as compensation for entering into the Credit Facility, of which 2,625,000 warrants vested immediately and the balance would vest upon utilization of the facility. The fair value of the vested warrants was estimated to be $798,188 and was being amortized over the term of the Credit Facility. The remaining warrants vest as advances are taken under the Credit Facility.

The Credit Facility was not utilized, and the remaining balance of the prepaid financing expense was fully expensed in the year.

A continuity of the prepaid financing expense is as follows:	$
Balance, February 29, 2024	731,673
Amortization for the year	(399,095)
Balance, February 28, 2025	332,578

Balance, February 28, 2025	332,578
Amortization for the year	(332,578)
Balance, February 28, 2026	—

10.	Right-Of-Use Assets

The following details the changes in right-of-use assets for the years ended February 28, 2025 and February 28, 2026:

Right-of-use assets
$
Balance as at February 29, 2024	—
Additions	—
Depreciation for the year	—
Balance as at February 28, 2025	—
Additions	133,617
Depreciation for the year	(13,477)
Balance as at February 28, 2026	120,140

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FIRST PHOSPHATE CORP.

Notes to the Financial Statements

February 28, 2026 and 2025

(Expressed in Canadian Dollars)

11.	Lease Liabilities

On September 23, 2025, the Company entered into a 24-month vehicle lease agreement with a down payment and related expenses of $26,743 and monthly payments of $276. The lease has a purchase option of $35,053 at the conclusion of the 24-month lease period.

On November 10, 2025, the Company signed a sublease agreement, which runs for 2 years and 9 months, from December 1, 2025 to August 31, 2028, with no renewal option. The company occupies the space for free in December 2025, then pays a base monthly rent of $3,460 starting January 1, 2026.

At the date of initial recognition, lease liabilities were measured at the present value of remaining lease payments, discounted at an annual interest rate of 7.29%.

The following details the changes in lease liability for the years ended February 28, 2025 and February 28, 2026:

	February 28, 2026 $	February 28, 2025 $
Balance, beginning of year	—	—
Recognized during the year	106,874	—
Interest expense	757	—
Lease payments	(8,302)	—
	99,329	—

Balance, end of year – current	38,878	—
Balance, end of year – non-current	60,451	—
Balance, end of year	99,329	—

The following summarizes the Company's undiscounted contractual lease payments as at February 28, 2026:

	For the year ended
	February 28,
	2026	2025
	$	$
Less Than one year	44,832	—
Between 1 to 2 years	43,452	—
Between 2 to 3 years	20,760	—
Total undiscounted lease payments	109,044	—
Less: imputed Interest	(9,715)	—
Present value of lease liability	99,329	—

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FIRST PHOSPHATE CORP.

Notes to the Financial Statements

February 28, 2026 and 2025

(Expressed in Canadian Dollars)

12.	Flow-Through (“FT”) Share Premium Liability

	For the year ended
	February 28,
	2026	2025
	$	$
Balance, beginning of the year	718,477	1,151,052
Liability incurred through flow-through shares issued	722,714	744,846
Amortization for the year	(1,258,391)	(1,177,421)
Balance, end of the year	182,800	718,477

As of February 28, 2026, $6,838,519 remains to be spent on qualifying expenditures (2025 - $2,514,531).

During the year ended February 28, 2026, the Company recognized an expense of $22,045 related to Part XII.6 taxes and penalties associated with prior flow-through financings (2025 - $49,565).

13.	Bridge Loan

On December 16, 2024, the Company entered into a binding letter of intent (the “LOI”) for a future phosphate concentrate offtake agreement. The LOI contemplates a minimum of 200,000 tonnes per year (with an option to increase by 20%) starting around January 1, 2029, subject to project completion. The arrangement includes a potential customer prepayment of up to €3,100,000, recoverable through purchase rebates totaling €6,200,000 over the first four years. The LOI expires on December 16, 2029, unless extended.

On January 5, 2026, the Company and the customer entered into an amendment to the LOI pursuant to which the customer made a prepayment of €450,000 (CA$725,580) to the Company, recognized as a bridge loan. The loan bears interest at 6% per annum and is repayable in cash if the Company does not proceed to production upon expiry of the LOI on December 16, 2029. The bridge loan has been recognized at the present value of the contingent repayment obligation, discounted at a rate of 6% over the term of 3.82 years.

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FIRST PHOSPHATE CORP.

Notes to the Financial Statements

February 28, 2026 and 2025

(Expressed in Canadian Dollars)

The following details the changes in the bridge loan for the two years ended February 28, 2025 and February 28, 2026:

	For the year ended
	February 28,
	2026	2025
	$	$
Balance, beginning of the year	—	—
Advance received	725,580	—
Interest expense	993
Effect of foreign exchange	(360)	—
Balance, end of the year	726,213	—

14.	Share Capital and Contributed Surplus

(a)	Authorized shares

The authorized capital stock of the Company is an unlimited number of common shares and an unlimited number of preferred shares issuable in series.

The Company has no preferred shares outstanding.

(b)	Common shares

Common share transactions are as follows:

In the year ended February 28, 2026:

(i)	In May 2025, The Company issued 5,041,880 flow-through shares at a price of $0.35 per share, for gross proceeds of $1,764,658, with a flow-through premium deduction of $100,838, and 1,789,990 units, at a price of $0.35 per unit, for gross proceeds of $626,497. Each unit was comprised of one common share and one half of one common share purchase warrant with each whole warrant exercisable for one common share at a price of $0.50 per common share until December 31, 2025, subject to an accelerated expiry clause, valued using the residual method at $35,800. In connection with the above private placements, the Company paid $800 in cash finders' fees, issued 244,478 compensation shares with a fair value of $37,520 based on the fair market value of $0.33 per share for 113,697 shares, and a fair value of $47,735 based on the fair market value of $0.37 per share for 130,781 shares, and issued 218,193 compensation warrants, with a fair value of $12,591 computed using the Black Scholes pricing model, exercisable at $0.50 per common share, until December 31, 2025, subject to an accelerated expiry clause.

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FIRST PHOSPHATE CORP.

Notes to the Financial Statements

February 28, 2026 and 2025

(Expressed in Canadian Dollars)

(ii)	On June 2, 2025, the Company issued 2,883,429 flow-through shares at a price of $0.35 per share, for gross proceeds of $1,009,200, and 334,757 units, at a price of $0.35 per unit, for gross proceeds of $117,165. Each unit was comprised of one common share and one-half of one common share purchase warrant with each whole warrant exercisable for one common share at a price of $0.50 per common share until December 31, 2025, subject to an accelerated expiry clause. In connection with the issuances, the Company issued 226,674 compensation shares with a fair value of $91,803 based on the fair market value of $0.41 per share and 226,674 compensation warrants with a fair value of $21,209 computed using the Black Scholes pricing model, exercisable at $0.50 per common share, until December 31, 2025, subject to an accelerated expiry clause.

(iii)	In July 2025, the Company issued 12,856,513 flow-through shares at a price of $0.35 per share, for gross proceeds of $4,499,780, and 550,142 units, at a price of $0.35 per unit, for gross proceeds of $192,550. Each unit was comprised of one common share and one-half of one common share purchase warrant with each whole warrant exercisable for one common share at a price of $0.50 per common share until December 31, 2025, subject to an accelerated expiry clause. In connection with the issuances, the Company paid $1,600 in cash finders' fees, and issued 894,998 compensation shares with a fair value of $228,210 based on the fair market value of $0.36 per share for 642,844 shares, and a fair value of $114,730 based on the fair market value of $0.46 per share for 252,154 shares, and 899,570 compensation warrants with a fair value of $64,680 computed using the Black Scholes pricing model, with the warrants exercisable at $0.50 per common share, until December 31, 2025, subject to an accelerated expiry clause.

(iv)	On August 22, 2025, the Company issued 4,749,000 flow-through shares at a price of $0.50 per share, for gross proceeds of $2,374,500, with a flow-through premium deduction of $118,725, and 1,150,000 units, at a price of $0.50 per unit, for gross proceeds of $575,000. Each unit was comprised of one common share and one-half of one common share purchase warrant with each whole warrant exercisable for one common share at a price of $0.50 per common share until December 31, 2025, subject to an accelerated expiry clause, valued using the residual method at $28,750. In connection with the issuances, the Company paid $25,200 in cash finders' fees, and issued 218,320 compensation shares with a fair value of $103,702 based on the fair market value of $0.48 per share, and 268,720 compensation warrants with a fair value of $28,051 computed using the Black Scholes pricing model, exercisable at $0.50 per common share, until December 31, 2025, subject to an accelerated expiry clause.

(v)	On September 4, 2025 the Company issued 2,658,780 common shares upon the exercise of restricted share units (“RSUs”) of its directors, management and staff. The fair value of the RSUs on the grant date was computed as $771,046 and was reclassified upon exercise from contributed surplus to capital stock.

(vi)	In September 2025, the Company issued 8,548,400 flow-through shares at a price of $0.50 per share, for gross proceeds of $4,274,200, and 8,635,000 units, at a price of $0.50 per unit, for gross proceeds of $4,317,500. Each unit was comprised of one common share and one-half of one common share purchase warrant with each whole warrant exercisable for one common share at a price of $0.50 per common share until December 31, 2025, subject to an accelerated expiry clause. In connection with the issuances, the Company paid $71,600 in cash finders' fees, and issued 494,720 compensation shares with a fair value of $172,144 based on the fair market value of $0.53 per share for 324,800 shares, a fair value of $96,973 based on the fair market value of $0.64 per share for 151,520 shares and a fair value of $11,224 based on the fair market value of $0.61 per share for 18,400 shares, and 645,920 compensation warrants with a fair value of $105,916 computed using the Black Scholes pricing model, exercisable at $0.50 per common share, until December 31, 2025, subject to an accelerated expiry clause.

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FIRST PHOSPHATE CORP.

Notes to the Financial Statements

February 28, 2026 and 2025

(Expressed in Canadian Dollars)

(vii)	In November 2025, the Company issued 3,355,832 flow-through shares at a price of $0.90 per share, for gross proceeds of $3,020,249, with a flow-through premium deduction of $503,151, and 611,777 units, at a price of $0.90 per unit, for gross proceeds of $550,599. Each unit was comprised of one common share and one common share purchase warrant with each whole warrant exercisable for one common share at a price of $1.25 per common share until April 30, 2026, subject to an accelerated expiry clause, valued using the residual method at $124,719. In connection with the issuances, the Company issued 267,586 compensation shares with a fair value of $135,810 based on the fair market value of $0.76 per share for 178,698 shares, and a fair value of $64,888 based on the fair market value of $0.73 per share for 88,888 shares, and 267,586 compensation warrants with a fair value of $18,028 computed using the Black Scholes pricing model, exercisable at $1.25 per common share, until April 30, 2026, subject to an accelerated expiry clause.

(viii)	In December 2025, the Company issued 4,653,501 flow-through shares at a price of $0.90 per share, for gross proceeds of $4,188,151, and 2,062,754 units, at a price of $0.90 per unit, for gross proceeds of $1,856,479. Each unit was comprised of one common share and one common share purchase warrant with each whole warrant exercisable for one common share at a price of $1.25 per common share until April 30, 2026, subject to an accelerated expiry clause. In connection with the issuances, the Company paid $37,500 in cash share issuance costs, issued 76,444 compensation shares with a fair value of $50,871 based on the fair market value of $0.97 per share for 52,444 shares, and a fair value of $22,080 based on the fair market value of $0.92 per share for 24,000 shares, and 76,444 compensation warrants with a fair value of $3,586 computed using the Black Scholes pricing model, exercisable at $1.25 per common share, until April 30, 2026, subject to an accelerated expiry clause.

(ix)	On December 31, 2025, the Company issued 240,132 shares to the PFN pursuant to the Collaboration Agreement (see note 22(a)). These shares were recorded at $1.05 per share for an aggregate fair value of $252,139.

(x)	On January 5, 2026, the Company issued 1,303,000 common shares upon the exercise of RSUs of directors, management and staff of the Company. The fair value of the RSUs on the grant date was computed as $925,130 and was reclassified upon exercise from contributed surplus to capital stock.

(xi)	On February 20, 2026, the Company issued 781,395 common shares upon the exercise of RSUs granted to one of its directors in exchange for the cancellation of 1,200,000 stock options. The fair value of the RSUs on the grant date, together with the reserve value of the cancelled options, totaled $269,497 and was reclassified upon exercise from contributed surplus to capital stock.

(xii)	On February 28, 2026, the Company issued 1,850,400 common shares upon the exercise of RSUs of its directors, management and staff. The fair value of the RSUs on the grant date was computed as $888,192 and was reclassified upon exercise from contributed surplus to capital stock.

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FIRST PHOSPHATE CORP.

Notes to the Financial Statements

February 28, 2026 and 2025

(Expressed in Canadian Dollars)

(xiii)	The Company issued 4,531,395 common shares on the exercise of 3,750,000 options, for gross proceeds of $1,120,000. The reserve value of the options was computed as $735,301 and was reclassified upon exercise from contributed surplus to capital stock.

(xiv)	The Company issued 17,021,559 common shares on the exercise of 17,021,559 warrants, for total proceeds of $8,516,406. The reserve value of the warrants was computed as $607,496 and was reclassified upon exercise from contributed surplus to capital stock.

In the year ended February 28, 2025

(xv)	On April 5, 2024, the Company issued 84,615 common shares upon the exercise of RSUs. The fair value of the RSUs on the grant date was computed as $33,000 and was reclassified upon exercise from contributed surplus to capital stock.

(xvi)	On April 16, 2024, the Company issued 200,000 common shares to the PFN pursuant to the Collaboration Agreement. These shares were recorded at $0.30 per share for an aggregate fair value of $60,000 (see note 22(a)).

(xvii)	On May 31, 2024, the Company issued 470,250 common shares upon the exercise of RSUs of its officers and directors. The Company also issued 325,933 common shares due to the exercise of RSUs of others. The fair value of the RSUs on the grant date was computed as $298,118 and was reclassified upon exercise from contributed surplus to capital stock.

(xviii)	On July 10, 2024, the Company acquired 15 additional mineral claims in the Begin-Lamarche area by the issue of 200,000 common shares with a fair value of $34,000.

(xix)	On July 11, 2024, the Company issued 84,615 common shares upon the exercise of RSUs. The fair value of the RSUs on the grant date was computed as $33,000 and was reclassified upon exercise from contributed surplus to capital stock.

(xx)	On July 31, 2024, the Company issued 28,000 common shares upon the exercise of RSUs. The fair value of the RSUs on the grant date was computed as $6,720 and was reclassified upon exercise from contributed surplus to capital stock.

(xxi)	On August 31, 2024, the Company issued 470,250 common shares upon the exercise of RSUs of its officers and directors. The Company also issued 452,933 common shares due to the exercise of RSUs of others. The fair value of the RSUs on the grant date was computed as $328,133 and was reclassified upon exercise from contributed surplus to capital stock.

(xxii)	On September 30, 2024, the Company settled $21,250 owed for services through the issuance of 83,334 at $0.255 per share.

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FIRST PHOSPHATE CORP.

Notes to the Financial Statements

February 28, 2026 and 2025

(Expressed in Canadian Dollars)

(xxiii)	On November 30, 2024, the Company issued 471,000 common shares upon the exercise of RSUs of its officers and directors. The Company also issued 541,100 common shares due to the exercise of RSUs of others. The aggregate fair value of the RSUs on the grant date was computed as $318,469 and was reclassified upon exercise from contributed surplus to capital stock.

(xxiv)	On December 31,2024 the Company completed a non-brokered private placement (the “Offering”) in the amount of $2,695,459. The private placement consisted of:

a.	7,448,455 FT shares of the Company at a price of $0.35 per share for gross proceeds of $2,606,959. The value of share capital of $1,862,113 was determined using the fair market value of the shares on the date of issuance after deducting a flow-through premium of $744,846. The Company issued 230,948 finders’ shares with a fair value of $57,737 based on the fair market value of $0.25 per share. The Company issued 230,948 finders’ warrants with a fair value of $11,400 computed using the Black Scholes pricing model. The warrants are exercisable at a price of $0.50 per common share, until December 31, 2025, subject to an accelerated expiry date; and

b.	252,857 units of the Company at a price of $0.35 per unit for gross proceeds of $88,500, with each unit comprised of: (i) one common share, and (ii) one half of one common share purchase warrant with each whole warrant exercisable for one common share at a price of $0.50 per share until December 31, 2025, subject to an accelerated expiry date. The value of share capital of $63,214 was determined using the fair market value of the shares on the date of issuance and the residual proceeds of $25,286 were allocated to the warrants

(xxv)	On January 1, 2025 the Company issued 3,100,000 common shares upon the exercise of RSUs of directors, management and staff of the Company. The fair value of the RSUs on the grant date was computed as $775,000 and was reclassified upon exercise from contributed surplus to capital stock.

(xxvi)	On December 31, 2024, the Company issued: 574,389 shares at the price of $0.25 per share with a fair value of $143,597 pursuant to the Collaboration Agreement.

(xxvii)	On February 28, 2025, the Company issued 471,000 common shares upon the exercise of RSUs of its officers and directors. The Company also issued 671,100 common shares due to the exercise of RSUs of others. The aggregate fair value of the RSUs on the grant date was computed as $349,170 and was reclassified upon exercise from contributed surplus to capital stock.

(c)	Omnibus plan

On July 26, 2023, the Omnibus Equity Incentive Plan (the “Omnibus Plan”) was approved and adopted by the Board, which was implemented on August 25, 2023 and amended on July 24, 2024. Under the Omnibus Plan, eligible persons may be allocated a number of Awards as the board deems appropriate, with vesting provisions also to be determined by the board. Upon vesting, eligible participants are entitled to receive cash or common shares from treasury to satisfy all or any portion of a vested RSU award. The expiry date of options granted pursuant to the Omnibus Plan is set by the board and must not be later than ten years from the date of grant. The Omnibus Plan is a “rolling” share-based compensation plan pursuant to which the aggregate number of common shares reserved for issue under the Omnibus Plan may not exceed twenty percent (20%) of the common shares issued and outstanding at the time of option or RSU grant.

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FIRST PHOSPHATE CORP.

Notes to the Financial Statements

February 28, 2026 and 2025

(Expressed in Canadian Dollars)

(d)	Restricted share units

In the year ended February 28, 2026

On March 1, 2025, the Company granted 2,658,580 RSUs to directors, management and staff. The RSUs vested on August 31, 2025 and were exercised on September 4, 2025.

On September 1, 2025, the Company granted 1,850,400 RSUs to its directors, officers and consultants. The RSUs vested and were exercised on February 28, 2026.

On November 24, 2025, the Company granted 1,303,000 RSUs to directors, officers, consultants and employees as bonus compensation. The RSUs vested on January 1, 2026 and were exercised on January 5, 2026.

On February 12, 2026, the Company granted 781,395 RSUs to one of its directors in settlement of the cancellation of 1,200,000 incentive stock options.

In the year ended February 28, 2025

On April 30, 2024, a consultant to the Company was granted 140,000 RSUs. 14,000 RSUs vest on May 31, 2024 and the remaining RSUs vest in increments of 42,000 on August 31, 2024, November 30, 2024 and February 28, 2025.

On May 7, 2024, two consultants to the Company were granted an aggregate of 290,000 RSUs. The RSUs vest as follows: (i) 116,000 on August 31, 2024, (ii) 87,000 on November 30, 2024, and (iii) 87,000 on February 28, 2025.

On July 10, 2024, a consultant to the Company was granted 175,000 RSUs. The RSUs vest as follows: (i) 25,000 on August 31, 2024, (ii) 75,000 on November 30, 2024, and (iii) 75,000 on February 28, 2025.

On September 1, 2024, a director to the Company was granted 150,000 RSUs. The RSUs vest as follows: (i) 75,000 on November 30, 2024, and (ii) 75,000 on February 28, 2025.

On September 30, 2024, consultants to the Company were granted an aggregate of 358,000 RSUs. The RSUs vest as follows: (i) 179,000 on November 30, 2024, and (ii) 179,000 on February 28, 2025.

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FIRST PHOSPHATE CORP.

Notes to the Financial Statements

February 28, 2026 and 2025

(Expressed in Canadian Dollars)

On November 1, 2024, a consultant to the Company was granted 60,000 RSUs. The RSUs vest as follows: (i) 60,000 on February 28, 2025.

On December 31, 2024 the Company granted 3,100,000 RSUs to directors, management and staff of the Company as part of year end bonus compensation. The RSUs vested on January 1, 2025.

On January 1, 2025, a consultant was granted 70,000. The RSUs vested on February 28, 2025.

The following details the changes in outstanding RSUs for the two years ended February 28, 2026:

	For the year ended February 28,
	2026	2025
Outstanding, March 1	—	3,074,298
Granted during the year	6,593,575	4,343,000
Vested and exercised during the year	(6,593,575)	(7,170,796)
Cancelled during the year	—	(246,502)
Outstanding, February 28	—	—

As of February 28, 2026 there were no RSUs outstanding.

For the year ended February 28, 2026, the Company recorded $2,617,606 of share-based compensation related to the vesting of RSUs (2025 - $1,856,100).

(e) Options

In the year ended February 28, 2026

On November 24, 2025, directors, officers and consultants of the Company were granted 4,700,000 options. The options vest as follows: i) 25% are to vest on May 24, 2026; (ii) 25% are to vest on November 24, 2026; (iii) 25% are to vest on May 24, 2027; and (iv) the remaining options are to vest on November 24, 2027. The options expire on December 29, 2028.

On February 12, 2026, the Company entered into an arrangement with one of its directors to cancel 1,200,000 stock options and grant 781,395 replacement RSUs.

During the year ended February 28, 2026, 2,050,000 options were exercised by directors and officers of the Company for gross proceeds of $615,000, for a total issuance of 2,050,000 common shares; 1,700,000 options were exercised by arm’s -length parties for gross proceeds of $505,000, for a total issuance of 1,700,000 common shares. The reserve value of $735,301 was reclassified upon exercise from contributed surplus to capital stock.

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FIRST PHOSPHATE CORP.

Notes to the Financial Statements

February 28, 2026 and 2025

(Expressed in Canadian Dollars)

In the year ended February 28, 2025

On April 16, 2024 an advisor to the Company was granted 250,000 options. The options vested/vest as follows: (i) 25% vested on September 30 2024; (ii) 25% vested on March 31, 2025 ; (iii) 25% are to vest on September 30, 2025; and (iv) the remaining options are to vest on March 31, 2026.

On July 10, 2024 a consultant to the Company was granted 150,000 options. The options vest as follows: (i) 25% on December 31 2024, (ii) 25% on June 30 2025, (iii) 25% on December 31 2025, and (iv) 25% on June 30 2026.

The following details the changes in outstanding options for the two years ended February 28, 2026:

	Number of options	Weighted average exercise price $
Outstanding, February 29, 2024	9,893,000	0.37
Issued during the year	400,000	0.40
Forfeited during the year	(1,768,000)	0.37
Expired during the year	(25,000)	0.70
Outstanding, February 28, 2025	8,500,000	0.37
Issued during the year	4,700,000	0.90
Exercised during the year	(3,750,000)	0.30
Cancelled during the year	(1,200,000)	0.30
Expired during the year	(600,000)	0.65
Outstanding, February 28, 2026	7,650,000	0.72

The following is a summary of options outstanding and exercisable as of February 28, 2026:

Expiry date	Number of options outstanding	Number of options exercisable	Exercise price $	Life remaining (in years)
September 1, 2026	250,000	250,000	0.70	0.51
December 29, 2026	200,000	200,000	0.40	0.83
April 16, 2027	250,000	187,500	0.40	1.13
July 10, 2027	150,000	112,500	0.40	1.36
December 29, 2028	6,800,000	2,100,000	0.40	2.84
	7,650,000	2,850,000

For the year ended February 28, 2026, the Company recorded $701,115 of share based compensation related to the vesting of options (2025 - $640,811). The fair value of options was determined based on the Black-Scholes pricing model, with the following inputs:

Weighted Averages	2026	2025
Share price	$0.71	$0.25
Dividend yield	0.00	0.00
Exercise price	$0.90	$0.40
Risk-free interest rate	2.54%	3.96%
Expected volatility	107%	100%
Expected expiration	3.10	3.03

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FIRST PHOSPHATE CORP.

Notes to the Financial Statements

February 28, 2026 and 2025

(Expressed in Canadian Dollars)

(f) Warrants

In the year ended February 28, 2026

In May 2025, the Company issued 894,995 warrants as part of the issuance of units, each exercisable for one common share at a price of $0.50 until December 31, 2025, subject to an accelerated expiry date. The 894,995, warrants are valued using the residual method at $35,800. The Company also issued 218,193 finders’ warrants, exercisable at a price of $0.50 per common share, until December 31, 2025, subject to an accelerated expiry date. The fair value of the 218,193 finders’ warrants was $12,591 computed using the Black Scholes pricing model.

On June 2, 2025 the Company issued 167,378 warrants as part of the issuance of units, exercisable for one common share at a price of $0.50 until December 31, 2025, subject to an accelerated expiry date. The warrants are valued using the residual method at $nil. The Company also issued 226,674 finders’ warrants, exercisable at a price of $0.50 per common share, until December 31, 2025, subject to an accelerated expiry date. The fair value of the 226,674 finders’ warrants was $21,209 computed using the Black Scholes pricing model.

In July 2025, the Company issued 275,071 warrants as part of the issuance of units, exercisable for one common share at a price of $0.50 until December 31, 2025, subject to an accelerated expiry date. The warrants are valued using the residual method at $nil. The Company also issued 899,570 finders’ warrants, exercisable at a price of $0.50 per common share, until December 31, 2025, subject to an accelerated expiry date. The fair value of the 899,570 finders’ warrants was $64,680 computed using the Black Scholes pricing model.

On August 22, 2025 the Company issued 575,000 warrants as part of the issuance of units, exercisable for one common share at a price of $0.50 until December 31, 2025, subject to an accelerated expiry date. The warrants are valued using the residual method at $28,750. The Company also issued 268,720 finders’ warrants, exercisable at a price of $0.50 per common share, until December 31, 2025, subject to an accelerated expiry date. The fair value of the 268,720 finders’ warrants was $28,051 computed using the Black Scholes pricing model.

On December 29, 2025, the Company’s credit facility, see Note 9, expired without being called on. As a result, 2,625,000 of the unvested warrants issued to the directors in connection with that facility were cancelled on that date.

In September 2025, the Company issued 4,317,500 warrants as part of the issuance of units, exercisable for one common share at a price of $0.50 until December 31, 2025, subject to an accelerated expiry date. The warrants are valued using the residual method at $nil. The Company also issued 645,920 finders’ warrants, exercisable at a price of $0.50 per common share, until December 31, 2025, subject to an accelerated expiry date. The fair value of the 645,920 finders’ warrants was $105,916 computed using the Black Scholes pricing model.

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FIRST PHOSPHATE CORP.

Notes to the Financial Statements

February 28, 2026 and 2025

(Expressed in Canadian Dollars)

In November 2025, the Company issued 611,777 warrants as part of the issuance of units, exercisable for one common share at a price of $1.25 until April 30, 2026, subject to an accelerated expiry date. The warrants are valued using the residual method at $124,719. The Company also issued 267,586 finders’ warrants, exercisable at a price of $1.25 per common share, until April 30, 2026, subject to an accelerated expiry date. The fair value of the 267,586 finders’ warrants was $18,028 computed using the Black Scholes pricing model.

In December 2025, the Company issued 2,062,754 warrants as part of the issuance of units, exercisable for one common share at a price of $1.25 until April 30, 2026, subject to an accelerated expiry date. The warrants are valued using the residual method, with a fair value of $nil. The Company also issued 76,444 finders’ warrants, exercisable at a price of $1.25 per common share, until April 30, 2026, subject to an accelerated expiry date. The fair value of the 76,444 finders’ warrants was $3,586 computed using the Black Scholes pricing model.

On December 31, 2025, 1,856,837 warrants with an exercise price of $0.50 expired unexercised.

During the year ended February 28, 2026, 17,021,559 warrants were exercised for total proceeds of $8,516,406, for the issuance of 17,021,559 common shares. The reserve value of $607,496 was reclassified upon exercise from contributed surplus to capital stock.

In the year ended February 28, 2025

On December 31, 2024 the Company issued 126,429 warrants as part of a unit, exercisable for one common share at a price of $0.50 per share until December 31, 2025, subject to an accelerated expiry date. The 126,429 warrants issued as part of units are valued using the residual method, with a fair value of $25,286.

On December 31, 2024, the Company issued 230,948 finders warrants, exercisable at a price of $0.50 per common share, until December 31, 2025, subject to an accelerated expiry date. The fair value of the 230,948 finders’ warrants was $11,400 computed using the Black Scholes pricing model.

The following details the changes in outstanding warrants for the two years ended February 28, 2026:

	Number of warrants	Weighted average exercise price $
Outstanding, February 29, 2024	16,962,927	0.54
Issued during the year	357,377	0.50
Expired during the year	(80,640)	0.25
Outstanding, February 28, 2025	17,239,664	0.53
Issued during the year	11,507,582	0.46
Expired/cancelled during the year	(4,481,837)	0.44
Exercised during the year	(17,021,559)	0.50
Outstanding, February 28, 2026	7,243,850	0.94

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FIRST PHOSPHATE CORP.

Notes to the Financial Statements

February 28, 2026 and 2025

(Expressed in Canadian Dollars)

The following is a summary of warrants outstanding and exercisable as at February 28, 2026:

Expiry date	Number of warrants outstanding	Number of warrants exercisable	Exercise price $	Weighted average life remaining (in years)
April 30, 2026	4,618,850	4,618,850	1.25	0.17
December 30, 2028	2,625,000	2,625,000	0.40	2.84
	7,243,850	7,243,850

15. General and Administrative Expenses

General and administrative expenses are comprised of the following:

	2026	2025
	$	$
Office expenses	157,081	64,467
Meals and entertainment	123	3,401
Interest expenses	1,169	509
Travel	539,252	154,067
IT and teleco expenses	459,753	2,242
Compensation and benefits	5,022	—
Director’s Fees	—	10,000
Other expenses	45,925	—
Total	1,208,325	234,686

16. Related Party Transactions

Related parties and related party transactions impacting the accompanying financial statements are summarized below and include transactions with the following individuals or entities:

Key management personnel

Key management personnel include those persons having authority and responsibility for planning, directing, and controlling the activities of the Company as a whole. The Company has determined that key management personnel consist of executive and non-executive members of the Company’s Board of Directors and corporate officers.

Key management personnel compensation is comprised of:

	For the year ended February 28,
	2026	2025
	$	$
Share based compensation	1,785,728	1,395,921
Share issuance costs	25,000	—
Directors’ fees	—	10,000
Financing expenses	332,578	399,095
	2,143,306	1,805,016

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FIRST PHOSPHATE CORP.

Notes to the Financial Statements

February 28, 2026 and 2025

(Expressed in Canadian Dollars)

The financing expenses relate to the amortization of the value of warrants granted by the Company to officers and directors pursuant to the Credit Facility (see note 9).

There are no amounts owed to related parties as of February 28, 2026 and 2025.

17. Financial Instruments

Financial instruments are agreements between two parties that result in promises to pay or receive cash or equity instruments. The Company classifies its financial instruments as follows: cash and cash equivalents, and investments at FVTPL and restricted cash and accounts payable at amortized cost. The carrying values of these instruments approximate their fair values due to their short term to maturity.

Financial instruments measured at fair value are classified into one of three levels in the fair value hierarchy according to the relative reliability of the inputs used to estimate the fair values. The three levels of fair value hierarchy are:

Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities;

Level 2 – Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and

Level 3 – Inputs that are not based on observable market data.

The following table sets forth the Company’s financial assets measured at fair value by levels within the fair value hierarchy:

	Level 1	Level 2	Level 3	Total
	$	$	$	$
Cash and cash equivalents
As of February 28, 2026	20,190,457	—	—	20,190,457
As of February 28, 2025	1,873,550	—	—	1,873,550
Investments
As of February 28, 2026	—	—	169,960	169,960
As of February 28, 2025	—	—	168,174	168,174

The investments in Level 3 include the investment in privately held companies that are not quoted on an exchange. Management believes that the price of the shares in the investee’s most recent private placement approximates the fair value.

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FIRST PHOSPHATE CORP.

Notes to the Financial Statements

February 28, 2026 and 2025

(Expressed in Canadian Dollars)

The Company is exposed in varying degrees to a variety of financial instrument related risks:

Credit risk

Credit risk is the risk of an unexpected loss if a customer or third party to a financial instrument fails to meet its contractual obligations. The Company is exposed to a significant credit risk as its maximum exposure relates to cash and restricted cash totaling $20,230,457. The Company mitigates the credit risk of cash by depositing with only reputable financial institutions. The Company also assesses the credit quality of counterparties, taking into account their financial position, past experience and other factors.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due.

The Company as of February 28, 2026, has $20,190,457 in cash and cash equivalents and $40,000 in restricted cash and $3,709,193 in financial liabilities, consist of $2,883,651 in accounts payable and accrued liabilities, $99,329 in lease liabilities, and $726,213 in bridge loans, which represents the Company’s maximum exposure to liquidity risk.

The following table summarizes the Company’s financial liabilities as at February 28, 2026:

Financial liabilities	Due ≤ 1 year $	Due 2–5 years $	Total carrying amount $
Accounts payable and accrued	2,883,651	—	2,883,651
liabilities Lease liabilities (note 11)	38,878	60,451	99,329
Bridge loan (note 13)	—	726,213	726,213
Total	2,922,529	786,664	3,709,193

Market risk

Market risk is the risk of loss that may arise from changes in market factors such as interest rates, foreign exchange rates, and commodity and equity prices. The Company is not exposed to material market risk.

(a)	Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates.

The risk that the Company will realize a loss as a result of a change in the interest rate is low, as the Company has no investments or liabilities with variable interest rates.

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FIRST PHOSPHATE CORP.

Notes to the Financial Statements

February 28, 2026 and 2025

(Expressed in Canadian Dollars)

(b)	Foreign currency risk

Foreign currency risk is the risk that the fair value of future cash flows of the Company’s financial instruments will fluctuate as a result of changes in foreign exchange rates. As of February 28, 2026, a portion of the Company’s financial assets, comprising long-term investments, are held in Great British Pound (“GBP”). 1% change in the exchange rate would result in a change of net loss or gain by $1,700. In addition, a portion of the Company’s financial liabilities, comprising bridge loans, are held in Euro (“EUR”). 1% change in the exchange rate would result in a change of net loss or gain by $7,263. The impact of fluctuations in foreign exchange rates is not significant and, accordingly, a sensitivity analysis has not been provided.

(c)	Price risk

Price risk is related to equity and commodity price risks. Equity price risk is defined as the potential adverse impact on the Company’s earnings due to movements in individual equity prices or general movements in the level of the stock market. Commodity price risk is defined as the potential adverse impact on earnings and economic value due to commodity price movements and volatilities. As the Company holds no significant equity or commodity related investments or assets, the Company has minimal exposure to price risk.

18. Capital Risk Management

The Company considers its capital to be comprised of shareholders’ equity.

The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, the Company may attempt to issue new shares. Although the Company has been successful at raising funds in the past through the issuance of capital stock, it is uncertain whether it will continue this method of financing due to the current difficult market conditions.

In order to facilitate the management of its capital requirements, the Company prepares expenditure budgets that are updated as necessary depending on various factors, including successful capital deployment and general industry conditions.

Management reviews the capital structure on a regular basis to ensure that the above objectives are met. There have been no changes to the Company’s approach to capital management during the years ended February 28, 2026 and February 28, 2025. The Company is not subject to externally imposed capital requirements.

19. Income Taxes

A reconciliation of income taxes at statutory rates with the reported taxes is as follows:

	2026	2025
	$	$
Loss for the year	(23,442,719)	(7,627,414)
Expected income tax recovery based on statutory rate	(6,330,000)	(2,059,000)
Change in statutory, foreign tax, foreign exchange rates and other	—	—
Permanent differences	276,000	276,000
Impact of flow through shares	4,715,000	1,484,000
Share issue cost	(33,000)	(16,000)
Adjustment to prior years provision versus statutory tax returns	177,000	211,000
Change in unrecognized deferred tax assets	1,195,000	104,000
Total income tax expense (recovery)	—	—

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FIRST PHOSPHATE CORP.

Notes to the Financial Statements

February 28, 2026 and 2025

(Expressed in Canadian Dollars)

The significant components of the Company’s deferred tax assets that have not been included on the statement of financial position are as follows:

	2026	2025
	$	$
Deferred tax assets
Share issue costs	152,000	193,000
Exploration and evaluation assets	188,000	450,000
Marketable securities	(12,000)	(1,000)
Right-of-use assets/Lease liability	3,000	—
Property and equipment	39,000	—
Allowable capital losses	749,000	749,000
Non-capital losses available for future periods	4,396,000	2,939,000
	5,515,000	4,330,000
Net unrecognized deferred tax assets	(5,515,000)	(4,330,000)
Net deferred tax assets	—	—

The significant components of the Company’s temporary differences, unused tax credits and unused tax losses that have not been included on the statement of financial position are as follows:

	2026 $	Expiry Date Range	2025 $	Expiry Date Range
Temporary differences
Exploration and evaluation assets	699,000	No expiry date	1,665,000	No expiry date
Share issue costs	563,000	2047 to 2050	715,000	2046 to 2049
Marketable securities	(87,000)	No expiry date	(85,000)	No expiry date
Right-of-use assets/Lease	9,000	No expiry date	—	No expiry date
Property and equipment	145,000	No expiry date	—	No expiry date
Allowable capital losses	2,775,000	No expiry date	2,775,000	No expiry date
Non-capital losses available for future periods Canada	16,281,000	2028 to 2046	10,885,000	2028 to 2045

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FIRST PHOSPHATE CORP.

Notes to the Financial Statements

February 28, 2026 and 2025

(Expressed in Canadian Dollars)

20. Segmented Information

The Company has one operating segment involved in the exploration of mineral properties. All of the Company’s operations and long-lived assets are in Canada.

21. Government Grants and Tax Credits

The following table summarizes the Company’s government grants and tax credits receivable:

	As at February 28,
	2026	2025
	$	$
GST/HST/QST receivable	1,138,188	47,336
Mining tax credits receivable	1,799,625	1,244,955
Government grants receivable	410,371	—
Tax credits/grants receivable, end of the year	3,348,184	1,292,291

The Company is entitled to refundable mining tax credits on qualified exploration expenditures incurred in Quebec.

Government grants are composed of the following:

Investissement Quebec, ESSOR Program

On July 31, 2024, the Company was awarded a $50,000 grant through the ESSOR Program to reimburse eligible expenses related to a feasibility study for the construction of an iron phosphate plant. During the year ended February 28, 2025, the full amount of $50,000 was recognized by the Company as a reduction of the related research and development expense on the statements of loss and comprehensive loss.

Promotion Saguenay

On December 5, 2024, the Company was awarded a $75,000 grant from Promotion Saguenay to reimburse eligible expenses related to a feasibility study for the construction of an iron phosphate plant. In the year ended February 28, 2025, $37,500 had been recognized by the Company as a reduction of the related research and development expense on the statements of loss and comprehensive loss. As at February 28, 2026, the remaining $37,500 has not been accrued as a receivable as the Company has determined that there is still collection uncertainty at the reporting date.

On August 27, 2025, the Company was awarded a $5,000 grant from Promotion Saguenay to reimburse eligible expenses related to the development of a phosphate deposit near Saguenay During the year ended February 28, 2026, $2,500 was recognized by the Company as a reduction of the related exploration and evaluation expenses on the statements of loss and comprehensive loss. As at February 28, 2026, the remaining $2,500 has not been accrued as a receivable as the Company has determined that there is still collection uncertainty at the reporting date.

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FIRST PHOSPHATE CORP.

Notes to the Financial Statements

February 28, 2026 and 2025

(Expressed in Canadian Dollars)

National Resources Canada (“NRCan”)

On January 9, 2026, the Company received conditional approval from NRCan to provide up to $16,717,722 of funding related to a feasibility study for the production of lithium-iron -phosphate cathode active material. On March 4, 2026, the Company executed a definitive contribution agreement with NRCan and received approval for the reimbursement of up to $16,717,722 of eligible expenditures incurred between January 9, 2026 and March 31, 2028. During the year ended February 28, 2026, the Company recorded reimbursements under this grant totaling $ 410,371 (2025 - $nil), of which $nil has been received. $369,580 has been recognized by the Company as a reduction of the related exploration and evaluation expenses on the statements of loss and comprehensive loss and the remaining $40,791 has been recognized by the Company as a reduction of the related research and development expenses on the statements of loss and comprehensive loss. As at February 28, 2026, the remaining $16,307,351 has not been accrued as a receivable as the Company has determined that there is still collection uncertainty at the reporting date.

The following details the change in outstanding refundable tax credits and government grants receivable for the two years ended February 28, 2025 and February 28, 2026:

	For the year ended February 28,
	2026	2025
	$	$

Tax credits/grants receivable, beginning of the year	1,244,955	—
Mining tax credits accrued	1,799,625	1,790,214
Grants accrued - exploration and evaluation	372,080	—
Grants accrued - other expenses	40,791	87,500
Tax credits received	(1,244,955)	(545,259)
Grants received	(2,500)	(87,500)
Tax credits/grants receivable, end of the year	2,209,996	1,244,955

22.	Commitments

(a)	Pekuakamiulnuatsh First Nation Agreement

On April 9, 2024, the Company entered into a collaboration agreement with the Pekuakamiulnuatsh First Nation (“PFN”) (the “Collaboration Agreement”). The Collaboration Agreement is intended to establish the respective commitments of both parties with respect to exploration and development activities at the Company’s mineral properties. The Collaboration Agreement remains in effect until the earlier of a) the signing of an Impact and Benefit Agreement (“IBA”); or b) the dissolution by mutual written consent of both parties. Upon signing the Collaboration Agreement, the Company issued 100,000 common shares to PFN as a good-faith payment (note 14). Each year, 2.5% of the expenses related to the exploration and development activities carried out (drilling and related work) on the mineral properties is to be paid to PFN in the form of common shares of the Company based on the market price of the common shares on December 31 of the year in question and payable by January 20 of the following year. Until the IBA is signed, the Company is to issue a minimum payment of 100,000 common shares per calendar year payable by January 15 of the current year. During the year ended February 28, 2025, the Company issued 674,389 common shares to PFN (note 14) in satisfaction of the 2024 annual expenses and minimum payment for 2025. During the year ended February 28, 2026, the Company issued 240,132 common shares to PFN (note 14) in satisfaction of the 2025 annual expenses and minimum payment for 2026, and accrued $100,126 for shares to be issued based on relevant expenses incurred.

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FIRST PHOSPHATE CORP.

Notes to the Financial Statements

February 28, 2026 and 2025

(Expressed in Canadian Dollars)

(b)	Technology Licensing Agreement

On November 25, 2024, the Company entered into a technology licensing agreement (the “Technology Agreement”) with an arm’s length party to license certain technologies (the “Technology”) related to the production of phosphoric acid. Under the terms of the Technology Agreement, the Company is required to pay a non-refundable signing fee of €100,000 in four equal quarterly installments of €25,000. As at February 28, 2026, the signing fee of €100,000 had been fully paid.

Upon the satisfaction of certain conditions, the Company is to have an option to acquire the non-exclusive rights to utilize the Technology for a further payment of €3,000,000. If annual production of phosphoric acid using the Technology exceeds contractual thresholds, the Company is to pay an additional fee of €500 per metric ton of excess production.

(c)	Land Option Agreement

On July 17, 2025, the Company entered into a land option agreement (the “Option Agreement”) with the Saguenay Port Authority (the “Port”) under which the Port granted the Company an exclusive option to enter into a definitive long-term industrial lease for two parcels of land owned by the Port within the Saguenay Industrial and Port Zone (the “Phase 1 Site” and the “Phase 2 Site”). The option is intended to secure the land required for the Company’s planned purified phosphoric acid plant.

The Option Agreement is valid from the date of signature until December 31, 2027, subject to extension by mutual written agreement for additional periods of three months. Option fees in respect of the Phase 1 Site are payable as follows: (i) from signature to December 31, 2025, $nil; (ii) for the 2026 calendar year, the fee is CAD $0.50 per m² per year, subject o annual indexation and payable quarterly in advance; and (iii) for the 2027 calendar year, the fee is CAD $1.00 per m² per year, subject to annual indexation and payable quarterly in advance.

During the year ended February 28, 2026, the Company recorded $ 25,683 in research and development expenses on the statements of loss and comprehensive loss. Amounts payable under the option agreement as at February 28, 2026 are $25,683.

The option fee for the Phase 2 Site is free of charge until the Company exercises its option or right of first refusal over that site, at which point it becomes payable at the rate then in force.

The Company’s ability to maintain the option beyond June 30, 2026 was conditional on demonstrating to the Port that US $15 million of financing dedicated to the project had been secured. Subsequent to February 28, 2026, the Company has secured adequate financing to satisfy this condition. The Company’s ability to maintain the option beyond December 31, 2026 remains conditional upon demonstrating that total financing of US $37 million has been secured and that the licensing, feasibility and authorization milestones set out in the agreement have been completed or are in progress. No later than September 1, 2027, the Company must notify the Port whether it is exercising the option to negotiate a long-term lease, to be entered into no later than January 1, 2028. Option fees paid are non-refundable and do not constitute rent or an advance on rent.

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FIRST PHOSPHATE CORP.

Notes to the Financial Statements

February 28, 2026 and 2025

(Expressed in Canadian Dollars)

(d)	Ultion Technologies Agreement

On November 7, 2025, the Company approved Phase 1 of a three-phase proposal dated November 6, 2025 from Ultion Technologies Inc. (“Ultion”) for the feasibility, design, equipment sourcing, and start-up of a lithium iron phosphate cathode active material (“LFP CAM”) production plant in North America.

Phase 1 covers feasibility work and preparation of the technology document package for a total cost of US$650,000, payable as to US$350,000 upon approval of Phase 1 and US$300,000 upon finalization of the feasibility information and preparation and secure storage of all technology documents. The Company has paid US$350,000 upon approval of Phase 1 and subsequently paid the remaining US$300,000, subsequent to the year-end and before the report date, upon finalization of the Phase 1 deliverables, for total payments of US$650,000.

Phases 2 and 3 of the proposal, which relate to detailed engineering design and equipment sourcing and to plant start-up and operations, are estimated by Ultion at US$5.65 million plus optional services and US$1.5 million, respectively. Each remains subject to separate written acceptance by the Company and, as at February 28, 2026, had not been approved or committed to. Accordingly, no obligation in respect of Phases 2 and 3 has been recognized or is included in the commitment above.

23.	Subsequent Events

On March 1, 2026, the Company granted 1,975,000 RSUs to directors, management and staff. The RSUs vest as follows: (i) 987,500 on August 31, 2026; and (ii) 987,500 on February 28, 2027.

On March 4, 2026, the Company executed the definitive contribution agreement with NRCan and submitted its first claim for payment. The agreement provides funding of up to $16,717,722 toward the Company’s Bégin-Lamarche project for the demonstration and feasibility of LFP CAM grade phosphate concentrate production.

On March 11, 2026, the Company issued 300,000 common shares on the exercise of options, for total proceeds of $120,000.

On March 31, 2026, a consultant to the Company was granted 300,000 options, each exercisable for one common share at a price of $0.98. 25% of the options vest every 6 months for two years following the date of grant. The options expire on December 29, 2028.

In April 2026, the Company issued 2,448,939 common shares on the exercise of 2,448,939 warrants, for total proceeds of $3,061,175. In the same month, 2,169,911 warrants with an exercise price of $1.25 expired unexercised.

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FIRST PHOSPHATE CORP.

Notes to the Financial Statements

February 28, 2026 and 2025

(Expressed in Canadian Dollars)

On June 12, 2026, the Company issued 6,277,570 flow-through shares at a price of $2.00 per share, for gross proceeds of $12,555,140, and 1,432,750 units, at a price of $2.00 per unit, for gross proceeds of $2,865,500. Each unit was comprised of one common share and one common share purchase warrant exercisable for one common share at a price of $2.50 per common share until December 31, 2026, subject to an accelerated expiry clause. In connection with the issuances, the Company paid $156,880 in cash finders’ fees, and issued 322,920 compensation shares and 401,360 compensation warrants, with the warrants exercisable at $2.50 per common share, until December 31, 2026, subject to an accelerated expiry clause.

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